UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Playtika Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

72815L 107

(CUSIP Number)

Alpha Frontier Limited

c/o Giant Investment Co., Ltd.

988 Zhonkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

Copies to:

Cai Guangliang

988 Zhonkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ❑

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72815L 107	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Playtika Holding UK II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 212,204,935
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,204,935
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,397,599 outstanding common stock as disclosed by the Issuer as of May 5, 2022 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alpha Frontier Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 212,204,935
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,204,935
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,397,599 outstanding common stock as disclosed by the Issuer as of May 5, 2022 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Cibi Business Information Consultancy Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 233,336,994
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,336,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,397,599 outstanding common stock as disclosed by the Issuer as of May 5, 2022 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Jukun Network Technology Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 233,336,994
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,336,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,397,599 outstanding common stock as disclosed by the Issuer as of May 5, 2022 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Network Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 125,550,610
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 74,531,543

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,550,610
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,397,599 outstanding common stock as disclosed by the Issuer as of May 5, 2022 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 246,404,194
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,404,194
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,397,599 outstanding common stock as disclosed by the Issuer as of May 5, 2022 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuzhu Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 246,404,194
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,404,194
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,397,599 outstanding common stock as disclosed by the Issuer as of May 5, 2022 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hazlet Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,198,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,397,599 outstanding common stock as disclosed by the Issuer as of May 5, 2022 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Equal Sino Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,198,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,397,599 outstanding common stock as disclosed by the Issuer as of May 5, 2022 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 11 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jing Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,198,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,397,599 outstanding common stock as disclosed by the Issuer as of May 5, 2022 in its Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 12 of 14 Pages

This Amendment No. 4 supplements and amends the Schedule 13D filed on April 6, 2021, the Schedule 13D/A filed on June 14, 2021, the Schedule 13D/A filed on January 24, 2022, and the Schedule 13D/A filed on February 25, 2022 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Shares”), of Playtika Holding, Inc., a Delaware corporation (the “Issuer” or “Playtika”). This Amendment is being filed to update its report that the Reporting Persons (as defined below) have disclosed their entry into a stock purchase agreement with Joffre Palace Holdings Limited (“Joffre”) regarding the sale of 106,102,467 Shares held by the Reporting Persons. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 4 is being filed by:

i.	Playtika Holding UK II Limited (“PHUKII”);

ii.	Alpha Frontier Limited (“Alpha”);

iii.	Shanghai Cibi Business Information Consultancy Co., Ltd (“Shanghai Cibi”);

iv.	Shanghai Jukun Network Technology Co., Limited (“Shanghai Jukun”);

v.	Giant Network Group Co., Limited (“Giant”);

vi.	Giant Investment Co., Limited (“Giant Investment”);

vii.	Yuzhu Shi;

viii.	Hazlet Global Limited (“Hazlet”);

ix.	Equal Sino Limited (“Equal Sino”); and

x.	Jing Shi (each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”)

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

As previously disclosed, PHUKII and its affiliates determined to explore options for a potential sale of a portion of the shares of Playtika held by it. As a result of such process, PHUKII entered into the stock purchase agreement described in Item 6 below.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Joffre Stock Purchase Agreement

On June 27, 2022, PHUKII entered into a Stock Purchase Agreement with Joffre (the “Stock Purchase Agreement”) attached hereto as Exhibit 99.7. Pursuant to the Stock Purchase Agreement, Joffre has agreed to purchase 106,102,467 Shares (the “Sold Shares”) at a total per share price of $21.00 per share, payabe in multiple installments, as further described below.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 13 of 14 Pages

On or prior to the date of the Stock Purchase Agreement, an affiliate of Joffre paid an aggregate of $15.0 million to an affiliate of PHUKII (the “Pre-Funded Payment”). Within five business days after June 26, 2022 (the “Kick-Off Date”), Joffre will pay an additional $35.0 million to PHUKII (together with the Pre-Funded Payment, the “Signing Payment”). On a date within 30 days of the Kick-Off Date, subject to a potential maximum 30-day extension (the “Pre-Closing Date”), and certain conditions, (i) Joffre will pay PHUKII approximately $1.0 billion (the “Pre-Closing Payment”), minus the Signing Payment and subject to adjustment for any distributions received prior to such date, (ii) PHUKII will deliver the Sold Shares to Joffre and (iii) Joffre will grant to PHUKII a security interest over certain assets to secure Joffre’s obligations for its remaining payments. Further, within 10 business days following certain additional closing conditions, including the Second Board Appointment, as defined below (the “Closing Date”), Joffre will pay PHUKII approximately $773.6 million (the “Closing Payment”), subject to adjustment for any distributions received prior to such date, and thereafter, Joffre will then pay approximately $222.8 million on or prior to the 12-month anniversary of the Kick-Off Date and $222.8 million on or prior to the 18-month anniversary of the Kick-Off Date.

Additionally, within two weeks of the Kick-Off Date, PHUKII has agreed to recommend to the board of directors of Playtika (the “Playtika Board”) a director nominee proposed by Joffre for appointment to the Playtika board (such appointment, the “Initial Board Appointment”) and immediately prior to such appointment to cause a director of Playtika affiliated with the Reporting Persons to resign from the Playtika Board. Further, prior to the Closing Date, PHUKII will recommend to the Playtika Board a second director nominee proposed by Joffre for appointment to the Playtika Board (such appointment, the “Second Board Appointment”). In the event that the Playtika Board does not make the Initial Board Appointment within two weeks of the Kick-Off Date, upon mutual termination of the Stock Purchase Agreement or upon certain breaches of the Stock Purchase Agreement by PHUKII, PHUKII will be obligated to return the Signing Payment to Joffre.

The Stock Purchase Agreement also provides that, until the earlier of the Pre-Closing Date or termination of the agreement, if PHUKII or any of its affiliates proposes to transfer any Shares other than in open market sales or a distribution transaction, PHUKII will deliver a notice to Joffre describing the terms of the proposed sale, and Joffre will have 15 days to elect to purchase such Shares at the same per share price and on the same terms offered by the proposed purchaser (the “Right of First Refusal”).

The Stock Purchase Agreement also provides for the payment by Joffre to PHUKII of certain additional amounts (the “Exit Event Payment”) following a subsequent transfer by Joffre of all or a portion of the Sold Shares or a subsequent change of control. The Exit Event Payment payable to PHUKII will be 30% of the total proceeds received to Joffre in such transaction in excess of $21.00 per share, minus certain expenses and cost of capital adjustments. The Exit Event Payment will not exceed $5.86 per share.

The Stock Purchase Agreement contains customary representations and warranties made by each of PHUKII and Joffre. Subject to certain exceptions, PHUKII has agreed to indemnify Joffre for breaches of representations and warranties, breaches of covenants and certain other matters. The indemnification obligations provided by PHUKII to Joffre are subject to a cap on losses of the aggregate amount paid to PHUKII, net of taxes and, with respect to certain losses, apply only if such losses exceed $100 million in the aggregate, each of which cap and basket amounts are subject to certain exceptions.

The Stock Purchase Agreement may be terminated by (i) mutual consent, (ii) by PHUKII if Joffre fails to make any of the Signing Payment, Pre-Closing Payment or Closing Payment, (iii) by either party if the Closing Date does not occur within six months of the date of the Kick-Off Date, (iv) by either party upon uncured material breach by the other party or upon injunction by a governmental authority or (v) by Joffre at any time prior to the Pre-Closing Date or the Closing Date.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 14 of 14 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Title

99.7	Stock Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2022	PLAYTIKA HOLDING UK II LIMITED

	By:	/s/ Tian Lin
	Name:	Tian Lin
	Title:	Director

	By:	/s/ Ron Haim Korczak
	Name:	Ron Haim Korczak
	Title:	Director

ALPHA FRONTIER LIMITED

	By:	/s/ Lu Zhang
	Name:	Lu Zhang
	Title:	Director

SHANGHAI CIBI BUSINESS INFORMATION CONSULTANCY CO., LIMITED

	By:	/s/ Fei Yongjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

SHANGHAI JUKUN NETWORK TECHNOLOGY COMPANY LIMITED

	By:	/s/ Fei Yongjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

GIANT NETWORK GROUP COMPANY LIMITED

	By:	/s/ Liu Wei
	Name:	Liu Wei
	Title:	Director & Authorized Signatory

GIANT INVESTMENT COMPANY LIMITED

By:	/s/ Shi Yuzhu
Name:	Shi Yuzhu
Title:	Director & Authorized Signatory

SHI YUZHU

/s/ Shi Yuzhu

HAZLET GLOBAL LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

EQUAL SINO LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

JING SHI

/s/ Jing Shi